SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

      |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

      For the fiscal year ended December 31, 2003

      |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the transition period from _______________to ___________________

      Commission file number 0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

      Bluegreen Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

      Bluegreen Corporation
      4960 Conference Way North, Suite 100
      Boca Raton, Florida 33431

                              BLUEGREEN CORPORATION
                             RETIREMENT SAVINGS PLAN

                       INDEX TO ANNUAL REPORT ON FORM 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS................................2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS......................3
NOTES TO FINANCIAL STATEMENTS..................................................4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)..................8

SIGNATURES.....................................................................9

EXHIBIT 23  - CONSENT OF ERNST & YOUNG LLP....................................10

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with the United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                            ERNST & YOUNG LLP
West Palm Beach, Florida
June 16, 2004

                              Bluegreen Corporation
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                            December 31
                                                      2003               2002
                                                  ------------------------------

Assets
Investments, at fair value                        $11,220,125        $ 7,225,349
Employer contributions receivable                     360,737            292,949
                                                  ------------------------------
Total assets                                       11,580,862          7,518,298

Liabilities
Excess contributions refundable                       147,204             64,209
                                                  ------------------------------
Net assets available for benefits                 $11,433,658        $ 7,454,089
                                                  ==============================

See accompanying notes.

                              Bluegreen Corporation
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

Additions:
   Interest and dividend income                                      $    28,289
   Contributions:
     Participants                                                      2,613,664
     Employer                                                            360,737
   Net appreciation in fair value of investments                       2,011,280
                                                                     -----------
Total additions                                                        5,013,970

Deductions:
   Benefits paid to participants                                         994,371
   Administrative expenses                                                40,030
                                                                     -----------
Net increase                                                           1,034,401
Net assets available for benefits at beginning of year                 7,454,089
                                                                     -----------
Net assets available for benefits at end of year                     $11,433,658
                                                                     ===========

See accompanying notes

                              Bluegreen Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2003

1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this document are available from Bluegreen Corporation (the Company). The Plan, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was recently amended to bring the Plan into compliance with tax legislation introduced from 1996 through 2001.

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the Code) limitations. The Company's contribution is determined annually and is equal to a percentage determined at the Company's discretion of the participant's contributions. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant's contribution with an annual limit of $1,000.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results and forfeitures of nonvested amounts. Company contributions are allocated based on the participant's contributions relative to total participant contributions during the Plan year. Allocations of Plan earnings and forfeitures are based on individual account balances relative to the entire fund options. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions, as defined. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence. Loans are repaid through payroll deductions.

Benefits

Upon attainment of retirement age, disability, death or termination of employment, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum.

Hardship withdrawals, as defined in the Code, are permitted only from employer elective deferrals and eligible earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan. The Plan pays expenses related to the management of the Plan's investments.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

SunTrust Retirement Services (the Trustee) holds the Plan's investment assets and executes the transactions therein.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows at December 31:

                                                    2003            2002
                                                 --------------------------

      Stable Asset Fund                          $2,392,641      $1,558,244
      Life Investment Grade Bond                         --         492,170
      Tax Sensitive Growth Stock                         --         777,892
      Income & Growth Advisor                     1,176,758         864,169
      Small-Mid Cap Growth Fund                     832,361         387,775
      Enterprise Fund                                    --         562,174
      International Growth Fund                     840,812         558,903
      500 Index Fund                              1,349,782         690,186
      Bluegreen Corporation                       1,014,851         487,302
      T. Rowe Price Mid Cap Growth Fund             975,629              --
      Federated Capital Appreciation Fund A         869,652              --

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 8, 2004, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt.

5. Related Party Interest

The Plan invests in the stock of related party Bluegreen Corporation. The Plan held 162,635 and 138,285 shares in the stock as of December 31, 2003 and 2002, respectively.

6. Reconciliation of Financial Statements to Form 5500

There are no differences between the current year Form 5500 and the financial statements.

                              Supplemental Schedule

                              Bluegreen Corporation
                             Retirement Savings Plan

                          EIN: 03-0300793 Plan No.: 001
                              Schedule H, line 4i--

                    Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                  (c)
                     (b)                          Description of Investment, Including          (e)
        Identity of Issue, Borrower,                Maturity Date, Rate of Interest,          Current
  (a)     Lessor or Similar Party                 Collateral, Par, or Maturity Value           Value
------------------------------------------------------------------------------------------------------
   *    SunTrust                                  Stable Asset Fund                        $ 2,392,641
   *    STI Classic:                              Life Investment Grade Bond                   479,019
                                                  Life Vision Moderate Growth                  115,907
                                                  Life Vision Growth & Income                  211,871
                                                  Life Vision Aggressive Growth                346,927
                                                  Small Cap Value Equity Fund                   92,554
        American Century                          Income & Growth Advisor                    1,176,758
        Franklin                                  Small-Mid Cap Growth Fund                    832,361
        Putnam                                    International Growth Fund                    840,812
        Vanguard                                  500 Index Fund                             1,349,782
   *    Bluegreen Corporation                     Bluegreen Corporation Stock Fund           1,014,851
        MFS                                       Massachusetts Investors Growth Fund           44,185
        T. Rowe Price                             Mid Cap Growth Fund A                        975,629
        Federated                                 Capital Appreciation Fund A                  869,652
        Participant loans                         Interest rates ranging from 5.0% to
                                                     10.5%, remaining maturity dates
                                                     ranging from one to thirty years          451,262
        Cash and cash equivalents                                                               25,914
                                                                                           -----------
                                                                                           $11,220,125
                                                                                           ===========

*     Indicates a party-in-interest.

      Note: Column (d) which provides cost information has not been included because all investments are participant-directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to the signed on its behalf by the undersigned hereunto duly authorized.

                                   Bluegreen Corporation Retirement Savings Plan
                                   ---------------------------------------------
                                                  (Name of Plan)


Date June 25, 2004                        By     /S/ JOHN F. CHISTE
     ------------------                     ------------------------------------
                                                    (Signature)


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